FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated May 1, 2008.

Exhibit 1

DRYSHIPS INC. CONTINUES FLEET RENEWAL AND EXPANSION

May 1, 2008. Athens, Greece.  DryShips Inc., (NASDAQ: DRYS) a global provider of marine transportation services for drybulk cargoes announced today that the Company has entered into agreements to:

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Sell the Panamax vessel MV Waikiki 75,473 dwt built in 1995 for US$ 63 million.  Delivery to the new owners will take place during the third quarter of 2008.  Once the sale is concluded, the company expects to realize a gain of approximately US$ 36.5 million.

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Sell the Panamax vessel MV Solana 75,100 dwt built in 1995 for US$ 63 million.  Delivery to the new owners will take place during the third quarter of 2008.  Once the sale is concluded, the company expects to realize a gain of approximately US$ 28.7 million.

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Sell the Panamax vessel MV Lacerta 71,862 dwt built in 1994 for US$ 55.5 million.  Delivery to the new owners will take place during the third quarter of 2008.  Once the sale is concluded, the company expects to realize a gain of approximately US$ 44 million.

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Acquire a 76,500 dwt Panamax vessel built in 2004 for US$ 86.75 million.  The vessel will be delivered to the company, charter free, during the third quarter of 2008.

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Acquire a 170,012 dwt Capesize vessel built in 2004 for US$ 158 million.  The vessel will be delivered to the company, charter free, during the third quarter of 2008.

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Acquire a 177,000 dwt Capesize vessel under construction in China for US$ 153 million to be delivered during the first quarter of 2009.

George Economou, Chairman and CEO of DryShips Inc. stated that “We continue with our strategy of fleet renewal and expansion and are pleased to announce a series of vessel acquisitions and disposals. With these latest transactions, we have further reduced the average age of our fleet to 7.7 years; about 5.5 years below the industry average.  In addition, by replacing three Panamax vessels with one Panamax and two Capesize vessels, we have significantly enhanced the earnings capacity of the fleet.  These renewals reiterate our positive outlook on the fundamentals of the drybulk industry and reinforce our position to take advantage of the strong freight environment with our large, versatile and modern fleet.”

About DryShips Inc.

DryShips Inc. is engaged in ocean transportation services of drybulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels. As of April 30, 2008 DryShips owns and operates a fleet of 47 drybulk carriers comprising 4 Capesize, 32 Panamax, 2 Supramax and 9 newbuilding drybulk vessels, with a combined deadweight tonnage of over 4 million tons.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Please visit our website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Company Contact:

E-Mail: management@dryships.com

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc., New York

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: May 1, 2008

By: /s/ George Economou

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George Economou

Chief Executive Officer